SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

   Under the Securities Exchange Act of 1934 (Amendment No. 3)

                   SPINNAKER INDUSTRIES, INC.
                        (Name of Issuer)


                   Common Stock No Par Value
                 (Title of Class of Securities)


                           848926101
                         (CUSIP Number)



               Robert A. Hurwich, Lynch Corporation,
     8 Sound Shore Drive, Greenwich, CT, 06830 (203)629-7506
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         January 2, 1998
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/

_________________________________________________________________
CUSIP No. 848926200                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Lynch Manufacturing Corporation         I.D. No. 00-0000000
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,237,203 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,237,203 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,237,203   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      66.84%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________
CUSIP No. 848926200                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mario J. Gabelli
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      PF
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer
          This Amendment No. 3 to Schedule 13D on the Common Stock of Spinnaker Industries, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed August 16, 1996. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning set forth in the
Schedule 13D.


Item 5.   Interest In Securities Of The Issuer
     Item 5 to Schedule 13D is amended, in pertinent part, as fol-lows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 2,237,203 shares, representing 66.84% of the 3,334,181 shares outstanding as reported by the Issu-er's most recent Form 10-Q for the quarter ended September 30, 1997. The Reporting Persons beneficially own those Securities as follows:



                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

Lynch Manufacturing          2,237,203               66.84%

Mario J. Gabelli                     0                0.00%




          Mr. Gabelli and Lynch are deemed to have beneficial ownership of the Securities beneficially owned by Lynch Manufactur-ing. Mr. Gabelli disclaims beneficial ownership of the 2,237,203 shares of Spinnaker stock owned by Lynch Manufacturing.
          In addition, the following Covered Persons beneficially own the following Securities:



                                   Shares of           % of
                                   Common              Class of
Name                               Stock               Common


Paul Evanson                     1,500                0.05%


Robert E. Dolan                  1,125                0.04%




Item 6.    Contracts,Arrangements, Understandings or Relation-

ships with  Respect to Securities of the Issuer.

     Item 6 to Schedule 13D is amended, in pertinent part, as

 follows:

           Lynch Manufacturing Corporation has pledged an aggregate

of 1,080,000 shares of Class A Common Stock to two banks as

security for borrowings by its parent, Lynch Corporation, under revolving credit agreements.  Such agreements contain standard default and similar provisions.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:   January 2, 1998

                                   MARIO J. GABELLI



                                  By:_____________________________
                                     Robert A. Hurwich
                                     Attorney-in-Fact






                                    LYNCH MANUFACTURING CORPORATION




                                    By:____________________________
                                       Robert A. Hurwich
                                       Secretary